UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            OMNI Rail Products, Inc.
                            ------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    68212J117
                                    ---------
                                 (CUSIP Number)


                              Richard A. Kreitzberg
                              Joanna B. Kreitzberg
                             3332 El Dorado Loop, S.
                               Salem, Oregon 97032
                               -------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 15, 2000
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f), or (g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 68212J117                                            Page 1 of 2 Pages

1. Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only).

     Richard A. Kreitzberg

2.   Check the Appropriate Box if a Member of a Group (See Instructions).
                                                                         (a) |_|
                                                                         (b) |_|

3.   SEC Use Only.

4.   Source of Funds (See Instructions). PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|

6.   Citizenship or Place of Organization.

     United States

Number of         7.   Sole Voting Power
Shares
Beneficially      8.   Shared Voting Power   915,428 (see Item 5)
Owned by
Each              9.   Sole Dispositive Power
Reporting
Person With       10.  Shared Dispositive Power   915,428 (see Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person.

     915,428

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). |_|

     See Item 5.

13.  Percent of Class Represented by Amount in Row (11).

     28.7%

14.  Type of Reporting Person (See Instructions).

     IN

                                  SCHEDULE 13D

CUSIP No. 68212J117                                            Page 2 of 2 Pages

1. Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only).

     Joanna B. Kreitzberg

2.   Check the Appropriate Box if a Member of a Group (See Instructions).
                                                                         (a) |_|
                                                                         (b) |_|

3.   SEC Use Only.

4.   Source of Funds (See Instructions). PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). |_|

6.   Citizenship or Place of Organization.

     United States

Number of         7.       Sole Voting Power
Shares
Beneficially      8.       Shared Voting Power   915,428 (see Item 5)
Owned by
Each              9.       Sole Dispositive Power
Reporting
Person With       10.      Shared Dispositive Power   915,428 (see Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person.

     915,428

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). |_|

     See Item 5.

13.  Percent of Class Represented by Amount in Row (11).

     28.7%

14.  Type of Reporting Person (See Instructions).

     IN

Item 1. Security and Issuer

     No amendments.

Item 2. Identity and Background

     No amendments.

Item 3. Source and Amount of Funds or Other Consideration

     Mr. Kreitzberg converted the $122,580 principal balance owing to him under the 8% Secured Convertible Subordinated Note that the Company issued to him on January 22, 1999, into 634,472 shares of the Company's common stock.

Item 4. Purpose of Transaction

     On August 15, 2000, Mr. Kreitzberg converted $122,580 principal balance owing to him under the note referred to in Item 3 into 634,472 shares of the Company's common stock. This transaction was conducted for investment purposes in the ordinary course of business and not for the purpose of gaining control of the Company. Except as set forth above, Mr. and Mrs. Kreitzberg do not have any plans or proposals that relate to (i) any extraordinary corporate transaction,
(ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Company, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Company's business or corporate structure; (vi) any changes in the Company's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition or control of the Company by any person,
(vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (xi) any other material changes in the operation, management, structure, or financial condition of the Company. Mr. and Mrs. Kreitzberg intend to continue to conduct investment activities related to the securities of the Company in the ordinary course of business.

Item 5. Interest in Securities of the Issuer

     (a) Mr. and Mrs. Kreitzberg are the beneficial owners in the aggregate of 915,428 shares of the common stock of the Company, representing in the aggregate
28.7 percent of such class. Mr. Kreitzberg is the record owner of 889,875 of such 915,428 shares of the common stock of the Company (16,667 of which he has the right to acquire). Mrs. Kreitzberg is the record owner of 25,553 of such 915,428 shares of the common stock of the Company. Each of Mr. and Mrs. Kreitzberg's disclaim ownership of the other's shares of common stock of the Company.

     (b) No amendments.

     (c) On April 29, 2000, Mr. Kreitzberg purchased 5,299 shares of the Company's common stock for $7,948.50 in a private transaction.

     (d)-(e) No amendments.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On August 15, 2000, Mr. Kreitzberg converted the $122,580 principal balance owing to him under the note referred to in Item 3 into 634,472 shares of the Company's common stock.

Item 7. Material to Be Filed as Exhibits

     No amendments.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2000                               /s/ Richard A. Kreitzberg
----------------                               ---------------------------------
Date                                           Signature

                                               Richard A. Kreitzberg
                                               ---------------------------------
                                               Name/Title

October 13, 2000                               /s/ Joanna B. Kreitzberg
----------------                               ---------------------------------
Date                                           Signature

                                               Joanna B. Kreitzberg
                                               ---------------------------------
                                               Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).